Rob McMahon Work History

2015 - Present
CEO, Celeritas, LLC
Celeritas is a management company that provides executive level management services to a variety of companies.
As CEO of Celeritas, Rob leads a team that provides executive level management services to a variety of companies across industries.

2014 – Present
CFO, Evolution Spirit Brands LLC
Rob's duties as CFO include responsibility for the Company's finances, negotiating vendor and distribution agreements, preparing budgets, and strategic planning.